EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended
	March 31,
	2008	2007
Income from continuing operations before income taxes	$135,705	$67,986
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	—	—
Amortization of capitalized interest	432	312
Interest expense	10,998	9,644
Interest portion of rental expense	1,882	1,535

Earnings	$149,017	$79,477

Interest	$11,892	$11,609
Interest portion of rental expense	1,882	1,535
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—

Fixed Charges	$13,774	$13,144

Ratio of Earnings to Fixed Charges	10.82	6.05